UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-233354) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	July 29, 2022

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Deputy President & Senior Executive Officer / Group CFO

For Immediate Release:

Consolidated Financial Statements for the First Quarter of Fiscal 2022 (Under Japanese GAAP)

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)	July 29, 2022

Stock Code Number (Japan):	8411
Stock Exchange Listings:	Tokyo Stock Exchange (Prime Market), New York Stock Exchange
URL:	https://www.mizuhogroup.com
Representative:	Masahiro Kihara	President & Group CEO
For Inquiry:	Yasutoshi Tanaka	General Manager of Accounting	Phone:	+81-3-6838-6101
Filing of Shihanki Hokokusho (scheduled):		August 12, 2022	Trading Accounts:	Established
Commencement of Dividend Payment (scheduled):		—
Supplementary Materials on Quarterly Results:		Attached
IR Conference on Quarterly Results:		Scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for the First Quarter of Fiscal 2022 (for the three months ended June 30, 2022)

(1) Consolidated Results of Operations

(%: Changes from the corresponding period of the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profit Attributable to Owners of Parent
	¥ million	%	¥ million	%	¥ million	%
1Q F2022	1,235,090	67.5	204,237	(6.6)	159,294	(36.4)
1Q F2021	737,009	(11.8)	218,757	24.7	250,541	104.7

Note:	Comprehensive Income: 1Q F2022: ¥(66,832) million, (132.6)%; 1Q F2021: ¥204,730 million, 6.2%

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
1Q F2022	62.85	62.85
1Q F2021	98.81	98.81

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio
	¥ million	¥ million	%
1Q F2022	250,620,959	8,979,480	3.5
Fiscal 2021	237,066,142	9,201,031	3.8

Reference:	Own Capital: As of June 30, 2022: ¥ 8,908,035 million; As of March 31, 2022: ¥ 9,077,382 million

Note:

Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Non-controlling Interests) / Total Assets × 100

Own Capital Ratio stated above is not calculated based on the public notice of Own Capital Ratio.

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share
	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Total
	¥	¥	¥	¥	¥
Fiscal 2021	—	40.00	—	40.00	80.00
Fiscal 2022	—
Fiscal 2022 (estimate)	—	40.00	—	40.00	80.00

Note:	Revision of the latest announced estimates for cash dividends for shareholders of common stock : No

3. Consolidated Earnings Estimates for Fiscal 2022 (for the fiscal year ending March 31, 2023)

(%: Changes from the corresponding period of the previous fiscal year)
	Profit Attributable to Owners of Parent		Net Income per Share of Common Stock
	¥ million	%	¥
Fiscal 2022 H1	—	—	—
Fiscal 2022	540,000	1.7	212.99

Notes:	1.	Revision of the latest announced earnings estimates for fiscal 2022: No
	2.	The number of shares of common stock used in the above per share information is based on the weighted average of the average number of outstanding shares during 1Q and the number of outstanding shares as of June 30, 2022 (which is used as a proxy for the average number of outstanding shares during 2Q-4Q).

Notes

(1) Changes in Significant Subsidiaries during the Period (changes in specified subsidiaries accompanying changes in the scope of consolidation): No

(2) Adoption of Specified Accounting Methods for the Preparation of Quarterly Consolidated Financial Statements: No

(3) Changes in Accounting Policies and Accounting Estimates / Restatements

i	Changes in accounting policies due to revisions of accounting standards: Yes

ii	Changes in accounting policies other than i above: No

iii	Changes in accounting estimates: No

iv	Restatements: No

Note: For more information, please refer to “1.(1) Changes in Accounting Policies and Accounting Estimates / Restatements” on page 1-2 of the attachment.

(4) Issued Shares of Common Stock

i Period-end issued shares (including treasury stock):	As of June 30, 2022	2,539,249,894 shares	As of March 31, 2022	2,539,249,894 shares
ii Period-end treasury stock:	As of June 30, 2022	5,654,995 shares	As of March 31, 2022	4,659,024 shares
iii Average outstanding shares (first quarter):	1Q Fiscal 2022	2,534,214,481 shares	1Q Fiscal 2021	2,535,338,709 shares

This immediate release is outside the scope of quarterly review by certified public accountants or audit firms.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: impact of the corona virus pandemic; incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our 5-Year Business Plan, and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information-Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuhogroup.com and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

m Contents of Attachment

1.	Matters Related to Summary Information (Notes)	p. 1-2
	(1) Changes in Accounting Policies and Accounting Estimates / Restatements	p. 1-2

2.	Quarterly Consolidated Financial Statements and Others	p. 1-3
	(1) Consolidated Balance Sheets	p. 1-3
	(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p. 1-5
	(3) Note for Assumption of Going Concern	p. 1-7
	(4) Note for Significant Changes in the Amount of Shareholders’ Equity	p. 1-7
ø SELECTED FINANCIAL INFORMATION For the First Quarter of Fiscal 2022

Note to XBRL

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

1-1

Mizuho Financial Group, Inc.

1. Matters Related to Summary Information (Notes)

(1) Changes in Accounting Policies and Accounting Estimates / Restatements

(Changes in Accounting Policies)

(Implementation Guidance on Accounting Standard for Fair Value Measurement)

MHFG has applied “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ Guidance No.31, June 17, 2021 (referred to as “Fair Value Accounting Standard Implementation Guidance”)) from the beginning of the first quarter ended June 30, 2022. In accordance with the transitional treatment set out in Article 27-2 of “Fair Value Accounting Standard Implementation Guidance”, MHFG applies the new accounting policy set forth in “Fair Value Accounting Standard Implementation Guidance” prospectively. As a result, some Investment trusts and others are calculated using net asset value, etc., as of the calculation date of the fair value.

1-2

Mizuho Financial Group, Inc.

2. Quarterly Consolidated Financial Statements and Others

(1) Consolidated Balance Sheets

	Millions of yen
	As of March 31, 2022	As of June 30, 2022
Assets
Cash and Due from Banks	¥51,359,301	¥53,943,945
Call Loans and Bills Purchased	940,008	1,001,480
Receivables under Resale Agreements	12,750,363	12,749,686
Guarantee Deposits Paid under Securities Borrowing Transactions	2,340,089	2,095,473
Other Debt Purchased	3,476,021	3,455,681
Trading Assets	13,221,415	16,874,136
Money Held in Trust	591,183	580,751
Securities	44,641,060	43,386,299
Loans and Bills Discounted	84,736,280	88,851,747
Foreign Exchange Assets	2,627,492	3,461,306
Derivatives other than for Trading Assets	2,277,160	3,553,686
Other Assets	7,797,796	8,838,016
Tangible Fixed Assets	1,095,977	1,097,290
Intangible Fixed Assets	601,292	601,425
Net Defined Benefit Asset	863,217	861,773
Deferred Tax Assets	184,594	353,533
Customers’ Liabilities for Acceptances and Guarantees	8,346,878	9,417,890
Reserves for Possible Losses on Loans	(783,886)	(503,058)
Reserve for Possible Losses on Investments	(107)	(107)

Total Assets	¥237,066,142	¥250,620,959

1-3

Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2022	As of June 30, 2022
Liabilities
Deposits	¥138,830,872	¥137,290,100
Negotiable Certificates of Deposit	16,868,931	21,315,830
Call Money and Bills Sold	1,278,050	1,609,126
Payables under Repurchase Agreements	20,068,779	24,124,124
Guarantee Deposits Received under Securities Lending Transactions	1,172,248	1,153,134
Commercial Paper	1,775,859	1,448,280
Trading Liabilities	9,608,976	13,096,908
Borrowed Money	6,590,527	6,301,917
Foreign Exchange Liabilities	1,508,453	644,324
Short-term Bonds	537,167	521,031
Bonds and Notes	10,714,004	11,523,527
Due to Trust Accounts	1,167,284	1,120,207
Derivatives other than for Trading Liabilities	2,770,852	4,502,928
Other Liabilities	6,301,484	7,345,165
Reserve for Bonus Payments	120,052	30,766
Reserve for Variable Compensation	2,278	2,534
Net Defined Benefit Liability	71,774	70,836
Reserve for Director and Corporate Auditor Retirement Benefits	557	426
Reserve for Possible Losses on Sales of Loans	1,309	2,967
Reserve for Contingencies	6,622	7,890
Reserve for Reimbursement of Deposits	17,620	16,577
Reserve for Reimbursement of Debentures	10,504	9,771
Reserves under Special Laws	3,132	3,131
Deferred Tax Liabilities	30,923	22,203
Deferred Tax Liabilities for Revaluation Reserve for Land	59,962	59,874
Acceptances and Guarantees	8,346,878	9,417,890

Total Liabilities	¥227,865,110	¥241,641,478

Net Assets
Common Stock	¥2,256,767	¥2,256,767
Capital Surplus	1,125,324	1,129,388
Retained Earnings	4,756,435	4,814,355
Treasury Stock	(8,342)	(9,906)

Total Shareholders’ Equity	8,130,185	8,190,605

Net Unrealized Gains (Losses) on Other Securities	719,822	403,818
Deferred Gains or Losses on Hedges	(76,757)	(104,189)
Revaluation Reserve for Land	132,156	131,957
Foreign Currency Translation Adjustments	2,346	127,222
Remeasurements of Defined Benefit Plans	169,652	158,660
Own Credit Risk Adjustments, Net of Tax	(23)	(39)

Total Accumulated Other Comprehensive Income	947,197	717,429

Stock Acquisition Rights	94	69
Non-controlling Interests	123,555	71,375

Total Net Assets	9,201,031	8,979,480

Total Liabilities and Net Assets	¥237,066,142	¥250,620,959

1-4

Mizuho Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	For the three months ended June 30, 2021	For the three months ended June 30, 2022
Ordinary Income	¥737,009	¥1,235,090
Interest Income	293,342	444,862
Interest on Loans and Bills Discounted	210,675	275,979
Interest and Dividends on Securities	46,524	80,623
Fiduciary Income	14,997	14,299
Fee and Commission Income	196,859	200,034
Trading Income	103,004	355,522
Other Operating Income	55,348	180,144
Other Ordinary Income	73,458	40,227
Ordinary Expenses	518,251	1,030,852
Interest Expenses	70,470	191,616
Interest on Deposits	14,464	56,662
Fee and Commission Expenses	39,405	40,854
Trading Expenses	128	348,543
Other Operating Expenses	26,394	21,909
General and Administrative Expenses	335,331	350,591
Other Ordinary Expenses	46,521	77,337

Ordinary Profits	218,757	204,237

Extraordinary Gains	28,954	3,580
Extraordinary Losses	1,530	463

Income before Income Taxes	246,181	207,355

Income Taxes:
Current	32,687	64,411
Deferred	(39,393)	(18,875)

Total Income Taxes	(6,705)	45,535

Profit	252,887	161,819

Profit Attributable to Non-controlling Interests	2,345	2,525

Profit Attributable to Owners of Parent	¥250,541	¥159,294

1-5

Mizuho Financial Group, Inc.

Consolidated Statements of Comprehensive Income

	Millions of yen
	For the three months ended June 30, 2021	For the three months ended June 30, 2022
Profit	¥252,887	¥161,819
Other Comprehensive Income	(48,156)	(228,652)
Net Unrealized Gains (Losses) on Other Securities	(53,348)	(317,031)
Deferred Gains or Losses on Hedges	(8,635)	(27,323)
Foreign Currency Translation Adjustments	38,509	115,854
Remeasurements of Defined Benefit Plans	(32,036)	(10,934)
Own Credit Risk Adjustments, Net of Tax	—	(16)
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	7,353	10,800

Comprehensive Income	204,730	(66,832)

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	200,559	(70,274)
Comprehensive Income Attributable to Non-controlling Interests	4,170	3,442

1-6

Mizuho Financial Group, Inc.

(3) Note for Assumption of Going Concern

There is no applicable information.

(4) Note for Significant Changes in the Amount of Shareholders’ Equity

There is no applicable information.

1-7

SELECTED FINANCIAL INFORMATION

For the First Quarter of Fiscal 2022

(Under Japanese GAAP)

Mizuho Financial Group, Inc.

C O N T E N T S

Notes:

“CON”: Consolidated figures for Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures for Mizuho Bank, Ltd. (“MHBK”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”)

FINANCIAL INFORMATION FOR THE FIRST QUARTER OF FISCAL 2022	See above Notes		Page

1. Income Analysis	CON	NON	2- 1

2. Net Gains/Losses on Stocks	CON	NON	2- 3

3. Unrealized Gains/Losses on Securities	CON	NON	2- 4

4. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting	NON		2- 7

5. Status of Non Performing Loans based on the Banking Act (“BA”) and the Financial Reconstruction Act (“FRA”)	CON	NON	2- 8

6. Status of Deposits and Loans	NON		2- 12

Attachments	Page
Mizuho Bank, Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	2- 14
Comparison of Non-Consolidated Statements of Income (selected items)	2- 15
Mizuho Trust & Banking Co., Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	2- 16
Comparison of Non-Consolidated Statements of Income (selected items)	2- 17
Mizuho Securities Co., Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	2- 18
Comparison of Non-Consolidated Statements of Income (selected items)	2- 19

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: impact of the corona virus pandemic; incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our 5-Year Business Plan and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information-Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuho-fg.com/index.html and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

FINANCIAL INFORMATION FOR THE FIRST QUARTER OF FISCAL 2022

1. Income Analysis

Consolidated

		(Billions of yen)
		First Quarter of Fiscal 2022		First Quarter of Fiscal 2021
			Change
Consolidated Gross Profits	1	591.9	64.7	527.1
Net Interest Income	2	253.2	30.3	222.8
Fiduciary Income	3	14.2	(0.6)	14.9
Credit Costs for Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	159.1	1.7	157.4
Net Trading Income	6	6.9	(95.8)	102.8
Net Other Operating Income	7	158.2	129.2	28.9
General and Administrative Expenses	8	(350.5)	(15.2)	(335.3)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans)	9	(67.0)	(61.5)	(5.4)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	10	2.2	(5.9)	8.1
Net Gains (Losses) related to Stocks	11	20.4	(3.5)	23.9
Equity in Income from Investments in Affiliates	12	5.5	(7.1)	12.7
Other	13	1.7	14.1	(12.4)

Ordinary Profits	14	204.2	(14.5)	218.7

Net Extraordinary Gains (Losses)	15	3.1	(24.3)	27.4
Income before Income Taxes	16	207.3	(38.8)	246.1
Income Taxes	17	(45.5)	(52.2)	6.7
Profit	18	161.8	(91.0)	252.8
Profit Attributable to Non-controlling Interests	19	(2.5)	(0.1)	(2.3)

Profit Attributable to Owners of Parent	20	159.2	(91.2)	250.5

Credit-related Costs (including Credit Costs for Trust Accounts)	21	(64.8)	(67.5)	2.6

Credit-related Costs [21]  =     Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans) [9] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [10] + Credit Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	22	236.1	41.7	194.3

Consolidated Net Business Profits [22] =     Consolidated Gross Profits [1] – General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	23	165	5	160
Number of affiliates under the equity method	24	24	(4)	28

2-1

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

		(Billions of yen)
		First Quarter of Fiscal 2022				First Quarter of Fiscal 2021
		MHBK	MHTB	Aggregate Figures	Change
Gross Profits	1	376.7	23.7	400.4	61.5	338.9
Net Interest Income	2	232.8	4.5	237.4	39.5	197.8
Fiduciary Income	3		14.4	14.4	(0.6)	15.1
Trust Fees for Jointly Operated Designated Money Trust	4		0.9	0.9	(0.0)	0.9
Credit Costs for Trust Accounts	5		—	—	—	—
Net Fee and Commission Income	6	83.9	4.7	88.7	(0.7)	89.4
Net Trading Income	7	(58.3)	—	(58.3)	(88.2)	29.9
Net Other Operating Income	8	118.1	0.0	118.2	111.6	6.5
General and Administrative Expenses (excluding Non-Recurring Losses)	9	(194.2)	(20.3)	(214.6)	0.1	(214.8)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) (1)	10	182.4	3.3	185.8	61.6	124.1
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas (2)	11	165.8	3.3	169.2	52.1	117.0
Excluding Net Gains (Losses) from redemption of Investment Trusts	12	148.2	3.3	151.6	38.0	113.6

Reversal of (Provision for) General Reserve for Losses on Loans	13	(12.2)	—	(12.2)	(12.2)	(0.0)

Net Business Profits	14	170.1	3.3	173.5	49.4	124.1
Net Gains (Losses) related to Bonds	15	16.6	(0.0)	16.5	9.5	7.0

Net Non-Recurring Gains (Losses)	16	(34.6)	1.4	(33.1)	(57.8)	24.6
Net Gains (Losses) related to Stocks	17	18.6	0.1	18.8	(3.6)	22.4
Expenses related to Portfolio Problems	18	(64.8)	—	(64.8)	(59.9)	(4.9)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	19	2.1	0.0	2.2	(5.9)	8.1
Other	20	9.4	1.1	10.5	11.6	(1.0)

Ordinary Profits	21	135.5	4.8	140.3	(8.3)	148.7

Net Extraordinary Gains (Losses)	22	3.1	3.3	6.4	(21.2)	27.6
Income before Income Taxes	23	138.6	8.1	146.8	(29.6)	176.4
Income Taxes	24	(37.4)	(2.2)	(39.7)	36.1	(75.9)

Net Income	25	101.2	5.8	107.0	6.5	100.5

(1)  Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) for MHTB excludes the amounts of “Credit Costs for Trust Accounts” [5].

(2)  Net Business Profits (before Reversal of (Provision for) General Reverse for Losses on Loans) from core business areas[11] =Net Business Profits (before Reversal of (Provision for) General Reverse for Losses on Loans)[10]-Net Gains (Losses) related to Bonds[15]

Credit-related Costs	26	(74.9)	0.0	(74.8)	(78.0)	3.2

Credit-related Costs [26] =    Expenses related to Portfolio Problems [18] + Reversal of (Provision for) General Reserve for Losses on Loans [13] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [19] + Credit Costs for Trust Accounts [5]

Reference: Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	27		—	—	—	—
Reversal of (Provision for) General Reserve for Losses on Loans	28	(12.2)	0.0	(12.1)	(6.7)	(5.4)
Losses on Write-offs of Loans	29	(48.6)	0.0	(48.6)	(45.6)	(2.9)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	30	(15.5)	0.0	(15.5)	(26.9)	11.3
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	31	1.4	—	1.4	1.3	0.0
Reversal of (Provision for) Reserve for Contingencies	32	0.2	—	0.2	(0.0)	0.2
Other (including Losses on Sales of Loans)	33	(0.2)	—	(0.2)	(0.1)	(0.0)
Total	34	(74.9)	0.0	(74.8)	(78.0)	3.2

2-2

Mizuho Financial Group, Inc.

2. Net Gains/Losses on Stocks

Consolidated

	(Billions of yen)
	First Quarter of Fiscal 2022	Change	First Quarter of Fiscal 2021
Net Gains (Losses) related to Stocks	20.4	(3.5)	23.9
Gains on Sales	24.6	(24.7)	49.4
Losses on Sales	(5.1)	10.2	(15.3)
Impairment (Devaluation)	(0.4)	1.9	(2.3)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	1.3	9.0	(7.7)
Non-Consolidated
Aggregate Figures for the 2 Banks
	First Quarter of Fiscal 2022	Change	First Quarter of Fiscal 2021
Net Gains (Losses) related to Stocks	18.8	(3.6)	22.4
Gains on Sales	22.3	(24.6)	46.9
Losses on Sales	(4.6)	10.2	(14.8)
Impairment (Devaluation)	(0.2)	1.7	(1.9)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	1.3	9.0	(7.7)

Mizuho Bank
	First Quarter of Fiscal 2022	Change	First Quarter of Fiscal 2021
Net Gains (Losses) related to Stocks	18.6	(3.5)	22.2
Gains on Sales	22.1	(24.4)	46.6
Losses on Sales	(4.6)	10.1	(14.8)
Impairment (Devaluation)	(0.2)	1.6	(1.9)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	1.3	9.0	(7.7)

Mizuho Trust & Banking
	First Quarter of Fiscal 2022	Change	First Quarter of Fiscal 2021
Net Gains (Losses) related to Stocks	0.1	(0.1)	0.2
Gains on Sales	0.1	(0.1)	0.3
Losses on Sales	(0.0)	0.0	(0.0)
Impairment (Devaluation)	(0.0)	0.0	(0.0)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	—	—	—

2-3

Mizuho Financial Group, Inc.

3. Unrealized Gains/Losses on Securities

•	Stocks and other securities without a quoted market price and Investments in Partnerships are excluded.

Consolidated

(1) Other Securities

	(Billions of yen)
	As of June 30, 2022				As of March 31, 2022
	Book Value (=Fair Value)	Unrealized Gains/Losses			Book Value (=Fair Value)	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHFG (Consolidated)
Other Securities	40,636.0	531.3	1,495.1	963.8	42,065.7	990.1	1,593.7	603.6
Japanese Stocks	2,485.1	1,412.9	1,446.7	33.7	2,577.3	1,499.9	1,538.3	38.4
Japanese Bonds	25,024.7	(57.9)	17.5	75.5	28,620.4	(52.1)	19.7	71.9
Japanese Government Bonds	21,402.1	(34.1)	6.3	40.5	25,158.7	(30.5)	7.4	38.0
Other	13,126.1	(823.7)	30.9	854.6	10,867.9	(457.5)	35.5	493.1
Foreign Bonds	11,330.8	(709.2)	6.9	716.1	8,937.5	(414.2)	2.3	416.6

*	In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.
*

Unrealized Gains/Losses include ¥20.4 billion and ¥27.4 billion, which were recognized in the statement of income for June 30, 2022 and March 31, 2022 respectively, by applying the fair-value hedge accounting.

*

Other Securities mainly including Foreign Bonds are hedged by using derivative instruments, which apply the deferred method of hedge accounting. Deferred Hedge Gains/Losses before tax adjustment as of June 30, 2022 and March 31, 2022 are ¥260.5 billion and ¥126.2 billion, respectively.

(2) Bonds Held to Maturity

(Billions of yen)
	As of June 30, 2022				As of March 31, 2022
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHFG (Consolidated)	1,811.0	(106.0)	4.6	110.7	1,517.5	(52.0)	5.3	57.3

2-4

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

(1) Other Securities

	(Billions of yen)
	As of June 30, 2022				As of March 31, 2022
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
	(=Fair Value)		Gains	Losses	(=Fair Value)		Gains	Losses
MHBK
Other Securities	39,828.1	394.8	1,353.8	959.0	41,243.3	846.8	1,446.7	599.8
Japanese Stocks	2,262.0	1,278.8	1,308.6	29.7	2,349.0	1,360.4	1,395.9	35.4
Japanese Bonds	24,918.3	(58.6)	16.8	75.4	28,517.0	(52.9)	18.9	71.9
Japanese Government Bonds	21,390.8	(34.1)	6.3	40.5	25,147.5	(30.5)	7.4	38.0
Other	12,647.8	(825.4)	28.3	853.7	10,377.2	(460.6)	31.8	492.4
Foreign Bonds	10,890.2	(709.3)	5.9	715.3	8,487.9	(414.8)	1.1	416.0
MHTB
Other Securities	241.9	72.2	78.4	6.2	240.3	73.0	78.3	5.3
Japanese Stocks	147.4	71.0	77.3	6.2	148.2	71.8	77.1	5.2
Japanese Bonds	88.5	0.6	0.6	0.0	86.4	0.7	0.8	0.0
Japanese Government Bonds	—	—	—	—	—	—	—	—
Other	5.9	0.4	0.4	0.0	5.6	0.4	0.4	0.0
Foreign Bonds	—	—	—	—	—	—	—	—
Total
Other Securities	40,070.1	467.0	1,432.3	965.2	41,483.6	919.9	1,525.1	605.1
Japanese Stocks	2,409.4	1,349.9	1,385.9	35.9	2,497.3	1,432.3	1,473.0	40.7
Japanese Bonds	25,006.9	(57.9)	17.5	75.5	28,603.4	(52.1)	19.7	71.9
Japanese Government Bonds	21,390.8	(34.1)	6.3	40.5	25,147.5	(30.5)	7.4	38.0
Other	12,653.8	(824.9)	28.8	853.7	10,382.9	(460.1)	32.3	492.4
Foreign Bonds	10,890.2	(709.3)	5.9	715.3	8,487.9	(414.8)	1.1	416.0

*	In addition to “Securities” on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.
*

Unrealized Gains/Losses include ¥20.4 billion and ¥27.4 billion, which were recognized in the statement of income (aggregate figures for the 2 banks) for June 30, 2022 and March 31, 2022 respectively, by applying the fair-value hedge accounting.

*

Other Securities mainly including Foreign Bonds are hedged by using derivative instruments, which apply the deferred method of hedge accounting. Deferred Hedge Gains/Losses before tax adjustment (aggregate figures for the 2 banks) as of June 30, 2022 and March 31, 2022 are ¥260.5 billion and ¥126.2 billion, respectively.

2-5

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

	(Billions of yen)
	As of June 30, 2022				As of March 31, 2022
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHBK	1,811.0	(106.0)	4.6	110.7	1,517.5	(52.0)	5.3	57.3
MHTB	—	—	—	—	—	—	—	—
Total	1,811.0	(106.0)	4.6	110.7	1,517.5	(52.0)	5.3	57.3
(3) Investments in Subsidiaries and Affiliates
	(Billions of yen)
	As of June 30, 2022				As of March 31, 2022
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHBK	108.9	313.8	314.2	0.4	108.9	311.9	312.3	0.3
MHTB	—	—	—	—	—	—	—	—
Total	108.9	313.8	314.2	0.4	108.9	311.9	312.3	0.3

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge accounting. Unrealized Gains/Losses on Other Securities after excluding such Income/Loss (the “base amount”) are recorded directly to Net Assets after necessary adjustments.

The base amounts are as follows:

Consolidated

	(Billions of yen)
	As of June 30, 2022		As of March 31, 2022
	Unrealized Gains/Losses		Unrealized Gains/ Losses
		Change
Other Securities	510.8	(451.8)	962.7
Japanese Stocks	1,392.5	(79.9)	1,472.4
Japanese Bonds	(57.9)	(5.7)	(52.1)
Japanese Government Bonds	(34.1)	(3.6)	(30.5)
Other	(823.7)	(366.1)	(457.5)
Foreign Bonds	(709.2)	(294.9)	(414.2)
Non-Consolidated
Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2022		As of March 31, 2022
	Unrealized Gains/Losses		Unrealized Gains/ Losses
		Change
Other Securities	446.5	(445.9)	892.4
Japanese Stocks	1,329.4	(75.3)	1,404.8
Japanese Bonds	(57.9)	(5.7)	(52.1)
Japanese Government Bonds	(34.1)	(3.6)	(30.5)
Other	(824.9)	(364.7)	(460.1)
Foreign Bonds	(709.3)	(294.5)	(414.8)

2-6

Mizuho Financial Group, Inc.

4. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2022			As of March 31, 2022
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses
MHBK	1,734.6	1,896.8	(162.1)	1,320.4	1,435.8	(115.3)
MHTB	21.0	15.1	5.8	15.5	15.9	(0.3)
Total	1,755.6	1,911.9	(156.2)	1,336.0	1,451.7	(115.7)

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes.

2-7

Mizuho Financial Group, Inc.

5. Status of Non Performing Loans based on the Banking Act (“BA”) and the Financial Reconstruction Act (“FRA”)

Consolidated

	(Billions of yen)
	As of June 30, 2022		As of March 31, 2022
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	93.4	42.5	50.8
Claims with Collection Risk	353.4	(368.7)	722.2
Claims for Special Attention	364.9	10.8	354.0
Loans Past Due for 3 Months or More	19.2	16.7	2.4
Restructured Loans	345.6	(5.8)	351.5
Sub-total[1]	811.7	(315.3)	1,127.1
Normal Claims	102,655.8	6,430.9	96,224.9
Total[2]	103,467.6	6,115.6	97,352.0
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	468.2	359.3	108.8

	(%)
NPL ratio[1]/[2]	0.78	(0.37)	1.15
Trust Account
	(Billions of yen)
	As of June 30, 2022		As of March 31, 2022
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	—	—	—
Claims for Special Attention	—	—	—
Loans Past Due for 3 Months or More	—	—	—
Restructured Loans	—	—	—
Sub-total[3]	—	—	—
Normal Claims	3.5	(0.2)	3.8
Total[4]	3.5	(0.2)	3.8

	(%)
NPL ratio[3]/[4]	—	—	—

2-8

Mizuho Financial Group, Inc.

Consolidated + Trust Account

	(Billions of yen)
	As of June 30, 2022		As of March 31, 2022
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	93.4	42.5	50.8
Claims with Collection Risk	353.4	(368.7)	722.2
Claims for Special Attention	364.9	10.8	354.0
Loans Past Due for 3 Months or More	19.2	16.7	2.4
Restructured Loans	345.6	(5.8)	351.5
Sub-total[5]	811.7	(315.3)	1,127.1
Normal Claims	102,659.4	6,430.7	96,228.7
Total[6]	103,471.2	6,115.3	97,355.8
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	468.2	359.3	108.8

	(%)
NPL ratio[5]/[6]	0.78	(0.37)	1.15

Trust account represents trust accounts that guarantee principals in the agreement.

2-9

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

(Banking Account + Trust Account)

	(Billions of yen)
	As of June 30, 2022		As of March 31, 2022
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	88.8	47.7	41.1
Claims with Collection Risk	355.0	(370.9)	726.0
Claims for Special Attention	333.2	14.7	318.5
Loans Past Due for 3 Months or More	19.8	17.3	2.4
Restructured Loans	313.4	(2.6)	316.0
Sub-total[1]	777.1	(308.5)	1,085.6
Normal Claims	104,329.0	6,395.5	97,933.5
Total[2]	105,106.2	6,087.0	99,019.2
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	464.5	359.1	105.4

	(%)
NPL ratio[1]/[2]	0.73	(0.35)	1.09
Mizuho Bank
	(Billions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	88.5	47.8	40.7
Claims with Collection Risk	344.2	(370.5)	714.8
Claims for Special Attention	331.2	14.2	316.9
Loans Past Due for 3 Months or More	19.8	17.4	2.4
Restructured Loans	311.3	(3.1)	314.5
Sub-total[3]	764.0	(308.4)	1,072.5
Normal Claims	101,154.4	6,419.4	94,734.9
Total[4]	101,918.4	6,111.0	95,807.4
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	464.3	359.1	105.2

	(%)
NPL ratio[3]/[4]	0.74	(0.36)	1.11

2-10

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

(Banking Account)

	(Billions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	0.2	(0.1)	0.3
Claims with Collection Risk	10.8	(0.3)	11.2
Claims for Special Attention	2.0	0.4	1.5
Loans Past Due for 3 Months or More	0.0	(0.0)	0.0
Restructured Loans	2.0	0.4	1.5
Sub-total[5]	13.0	(0.0)	13.1
Normal Claims	3,171.0	(23.7)	3,194.8
Total[6]	3,184.1	(23.7)	3,207.9
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	0.2	(0.0)	0.2

	(%)
NPL ratio[5]/[6]	0.41	0.00	0.40
(Trust Account)
	(Billions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	—	—	—
Claims for Special Attention	—	—	—
Loans Past Due for 3 Months or More	—	—	—
Restructured Loans	—	—	—
Sub-total[7]	—	—	—
Normal Claims	3.5	(0.2)	3.8
Total[8]	3.5	(0.2)	3.8

	(%)
NPL ratio[7]/[8]	—	—	—

Trust account represents trust accounts that guarantee principals in the agreement.

2-11

Mizuho Financial Group, Inc.

6. Status of Deposits and Loans

Non-Consolidated

(1)-1 Deposits

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2022		As of March 31, 2022
		Change
MHBK	131,981.3	(1,652.4)	133,633.8
MHTB	2,613.9	42.6	2,571.3
Total	134,595.3	(1,609.8)	136,205.2

(1)-2 Domestic Deposits

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2022		As of March 31, 2022
		Change
MHBK	104,985.3	(4,974.7)	109,960.1
Individual deposits	47,531.0	667.5	46,863.5
MHTB	2,613.9	42.6	2,571.3
Individual deposits	801.6	(2.3)	803.9
Total	107,599.3	(4,932.1)	112,531.4
Individual deposits	48,332.6	665.1	47,667.5

Note: Above figures do not include deposits booked at overseas offices and offshore deposits.

(2) Loans and Bills Discounted

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2022		As of March 31, 2022
		Change
MHBK	86,820.5	3,858.1	82,962.4
MHTB	3,166.9	(25.4)	3,192.3
Total	89,987.5	3,832.6	86,154.8

Note: Loans to MHFG are included as follows:

As of June 30, 2022:     ¥675.0 billion (from MHBK)

As of March 31, 2022:  ¥755.0 billion (from MHBK)

2-12

Mizuho Financial Group, Inc.

(3) Interest Margins (Domestic Operations)

Mizuho Bank

		(%)
		First Quarter of Fiscal 2022 (For the three months)	Change	First Quarter of Fiscal 2021 (For the three months)
Return on Loans and Bills Discounted	1	0.73	(0.00)	0.74
Cost of Deposits	2	0.00	(0.00)	0.00
Loan and Deposit Rate Margin [1]-[2]	3	0.73	(0.00)	0.74
Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG). 2. Deposits include NCDs.

(Reference) After excluding Loans to the Japanese government and others
Return on Loans and Bills Discounted	4	0.75	(0.01)	0.76
Loan and Deposit Rate Margin [4]-[2]	5	0.74	(0.01)	0.76

Mizuho Trust & Banking
		(%)
		First Quarter of Fiscal 2022 (For the three months)	Change	First Quarter of Fiscal 2021 (For the three months)
Return on Loans and Bills Discounted	6	0.60	0.02	0.58
Cost of Deposits	7	0.00	(0.00)	0.01
Loan and Deposit Rate Margin [6]-[7]	8	0.59	0.02	0.57
Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG). 2. Deposits include NCDs.

(Reference) After excluding Loans to the Japanese government and others
Return on Loans and Bills Discounted	9	0.60	0.00	0.60
Loan and Deposit Rate Margin [9]-[7]	10	0.59	0.00	0.59
(Reference)
Aggregate Figures for the 2 Banks
		(%)
		First Quarter of Fiscal 2022 (For the three months)	Change	First Quarter of Fiscal 2021 (For the three months)
Return on Loans and Bills Discounted	11	0.73	(0.00)	0.73
Cost of Deposits	12	0.00	(0.00)	0.00
Loan and Deposit Rate Margin [11]-[12]	13	0.72	(0.00)	0.73
Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG). 2. Deposits include NCDs.

(Reference) After excluding Loans to the Japanese government and others
Return on Loans and Bills Discounted	14	0.74	(0.01)	0.75
Loan and Deposit Rate Margin [14]-[12]	15	0.74	(0.01)	0.75

2-13

Mizuho Bank, Ltd.

(Attachments)

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO BANK

	Millions of yen
	As of June 30, 2022 (A)	As of March 31, 2022 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥51,354,076	¥48,803,771	¥2,550,304
Call Loans	1,022,926	1,223,766	(200,839)
Receivables under Resale Agreements	1,487,789	1,681,260	(193,470)
Guarantee Deposits Paid under Securities Borrowing Transactions	163,401	154,255	9,146
Other Debt Purchased	757,001	679,939	77,061
Trading Assets	6,341,922	4,496,695	1,845,226
Money Held in Trust	504	504	0
Securities	43,352,058	44,608,181	(1,256,122)
Loans and Bills Discounted	86,820,581	82,962,457	3,858,123
Foreign Exchange Assets	3,341,765	2,509,122	832,643
Derivatives other than for Trading	10,205,406	6,133,443	4,071,962
Other Assets	7,454,513	5,958,848	1,495,665
Tangible Fixed Assets	844,108	847,689	(3,581)
Intangible Fixed Assets	345,883	347,681	(1,798)
Prepaid Pension Cost	450,153	440,611	9,541
Deferred Tax Assets	446,469	273,129	173,340
Customers’ Liabilities for Acceptances and Guarantees	10,048,253	8,733,646	1,314,607
Reserves for Possible Losses on Loans	(543,235)	(814,778)	271,542
Reserve for Possible Losses on Investments	(106)	(106)	—

Total Assets	¥223,893,473	¥209,040,119	¥14,853,353

Liabilities
Deposits	¥131,981,399	¥133,633,887	¥(1,652,488)
Negotiable Certificates of Deposit	20,443,238	16,162,209	4,281,029
Call Money	1,102,230	940,058	162,172
Payables under Repurchase Agreements	13,407,945	9,293,236	4,114,709
Guarantee Deposits Received under Securities Lending Transactions	393,325	146,864	246,460
Commercial Paper	1,448,280	1,775,859	(327,579)
Trading Liabilities	5,050,578	3,447,533	1,603,045
Borrowed Money	14,791,930	14,397,626	394,304
Foreign Exchange Liabilities	867,926	1,788,299	(920,373)
Bonds and Notes	828,815	810,504	18,310
Derivatives other than for Trading	11,173,855	6,635,032	4,538,822
Other Liabilities	5,812,992	4,302,633	1,510,359
Reserve for Bonus Payments	198	24,582	(24,383)
Reserve for Variable Compensation	730	763	(32)
Reserve for Possible Losses on Sales of Loans	2,967	1,309	1,658
Reserve for Contingencies	1,206	1,306	(100)
Reserve for Reimbursement of Deposits	15,685	16,627	(942)
Reserve for Reimbursement of Debentures	9,771	10,504	(732)
Deferred Tax Liabilities for Revaluation Reserve for Land	59,874	59,962	(87)
Acceptances and Guarantees	10,048,253	8,733,646	1,314,607

Total Liabilities	217,441,204	202,182,447	15,258,757

Net Assets
Common Stock and Preferred Stock	1,404,065	1,404,065	—
Capital Surplus	2,259,392	2,259,392	—
Capital Reserve	660,805	660,805	—
Other Capital Surplus	1,598,587	1,598,587	—
Retained Earnings	2,459,465	2,519,294	(59,828)
Appropriated Reserve	421,264	389,012	32,251
Other Retained Earnings	2,038,201	2,130,281	(92,079)
Retained Earnings Brought Forward	2,038,201	2,130,281	(92,079)

Total Shareholders’ Equity	6,122,923	6,182,751	(59,828)

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	310,449	623,367	(312,917)
Net Deferred Hedge Gains (Losses), net of Taxes	(113,062)	(80,603)	(32,458)
Revaluation Reserve for Land, net of Taxes	131,957	132,156	(199)

Total Valuation and Translation Adjustments	329,344	674,920	(345,575)

Total Net Assets	6,452,268	6,857,672	(405,404)

Total Liabilities and Net Assets	¥223,893,473	¥209,040,119	¥14,853,353

2-14

Mizuho Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME (selected items)

OF MIZUHO BANK

	Millions of yen
	For the three months ended June 30, 2022 (A)	For the three months ended June 30, 2021 (B)	Change (A) - (B)
Ordinary Income	¥664,278	¥474,024	¥190,254
Interest Income	377,748	251,099	126,648
Interest on Loans and Bills Discounted	247,729	186,171	61,557
Interest and Dividends on Securities	75,693	42,362	33,331
Fee and Commission Income	128,769	116,576	12,192
Trading Income	44	29,836	(29,791)
Other Operating Income	127,636	18,443	109,193
Other Ordinary Income	30,079	58,068	(27,988)

Ordinary Expenses	528,733	333,416	195,317
Interest Expenses	144,855	57,657	87,197
Interest on Deposits	48,358	8,512	39,845
Fee and Commission Expenses	44,811	35,046	9,765
Trading Expenses	58,382	139	58,242
Other Operating Expenses	9,442	11,951	(2,509)
General and Administrative Expenses	185,033	184,458	574
Other Ordinary Expenses	86,209	44,161	42,047

Ordinary Profits	135,544	140,608	(5,063)

Extraordinary Gains	3,505	27,341	(23,836)

Extraordinary Losses	365	1,239	(873)

Income before Income Taxes	138,684	166,710	(28,025)
Income Taxes:
Current	58,942	38,669	20,272
Deferred	(21,487)	34,369	(55,856)

Net Income	¥101,229	¥93,671	¥7,558

2-15

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO TRUST & BANKING

	Millions of yen
	As of June 30, 2022 (A)	As of March 31, 2022 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥1,705,052	¥1,923,672	¥(218,620)
Guarantee Deposits Paid under Securities Borrowing Transactions	150,100	20,046	130,054
Other Debt Purchased	37,153	35,314	1,838
Money Held in Trust	26,898	26,556	341
Securities	288,680	288,530	149
Loans and Bills Discounted	3,166,920	3,192,348	(25,427)
Foreign Exchange Assets	4,486	3,898	588
Other Assets	216,006	255,755	(39,748)
Tangible Fixed Assets	99,545	100,132	(586)
Intangible Fixed Assets	20,992	21,728	(735)
Prepaid Pension Cost	68,457	66,607	1,849
Customers’ Liabilities for Acceptances and Guarantees	15,508	14,100	1,407
Reserves for Possible Losses on Loans	(2,372)	(2,470)	97

Total Assets	¥5,797,431	¥5,946,221	¥(148,789)

Liabilities
Deposits	¥2,613,958	¥2,571,352	¥42,606
Negotiable Certificates of Deposit	770,780	691,880	78,900
Call Money	408,277	603,990	(195,712)
Borrowed Money	300,000	300,000	—
Due to Trust Accounts	1,120,207	1,167,284	(47,077)
Other Liabilities	43,147	31,317	11,829
Reserve for Bonus Payments	9	2,741	(2,731)
Reserve for Variable Compensation	276	272	4
Provision for Retirement Benefits	4,424	4,935	(511)
Reserve for Reimbursement of Deposits	892	992	(99)
Reserve for Loss of Transfer	—	3,061	(3,061)
Deferred Tax Liabilities	21,248	17,484	3,763
Acceptances and Guarantees	15,508	14,100	1,407

Total Liabilities	5,298,730	5,409,413	(110,683)

Net Assets
Common Stock and Preferred Stock	247,369	247,369	—
Capital Surplus	15,505	15,505	—
Capital Reserve	15,505	15,505	—
Retained Earnings	254,338	296,471	(42,132)
Appropriated Reserve	159,891	150,297	9,593
Other Retained Earnings	94,447	146,174	(51,726)
Retained Earnings Brought Forward	94,447	146,174	(51,726)
Treasury Stock	(79,999)	(79,999)	—

Total Shareholders’ Equity	437,213	479,346	(42,132)

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	57,404	57,707	(303)
Net Deferred Hedge Gains (Losses), net of Taxes	4,082	(246)	4,329

Total Valuation and Translation Adjustments	61,487	57,460	4,026

Total Net Assets	498,700	536,807	(38,106)

Total Liabilities and Net Assets	¥5,797,431	¥5,946,221	¥(148,789)

2-16

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME (selected items)

OF MIZUHO TRUST & BANKING

	Millions of yen
	For the three months ended June 30, 2022 (A)	For the three months ended June 30, 2021 (B)	Change (A) - (B)
Ordinary Income	¥36,185	¥39,486	¥(3,300)
Fiduciary Income	14,412	15,106	(693)
Interest Income	6,319	6,207	112
Interest on Loans and Bills Discounted	4,970	4,968	1
Interest and Dividends on Securities	886	782	103
Fee and Commission Income	14,565	17,092	(2,526)
Trading Income	—	241	(241)
Other Operating Income	25	98	(73)
Other Ordinary Income	862	740	122

Ordinary Expenses	31,368	31,345	22
Interest Expenses	1,754	1,772	(18)
Interest on Deposits	60	85	(24)
Fee and Commission Expenses	9,786	9,152	634
Trading Expenses	—	—	—
Other Operating Expenses	2	0	2
General and Administrative Expenses	19,203	19,512	(308)
Other Ordinary Expenses	621	908	(287)

Ordinary Profits	4,817	8,140	(3,323)

Extraordinary Gains	3,366	1,599	1,766

Extraordinary Losses	49	14	35

Income before Income Taxes	8,134	9,726	(1,592)
Income Taxes:
Current	(71)	630	(702)
Deferred	2,370	2,240	129

Net Income	¥5,835	¥6,855	¥(1,019)

2-17

Mizuho Securities Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO SECURITIES

	Millions of yen
	As of June 30, 2022 (A)	As of March 31, 2022 (B)	Change (A) - (B)
Assets
Current Assets
Cash and Bank Deposits	¥401,775	¥405,261	¥(3,485)
Cash Segregated as Deposits for Customers and Others	531,098	541,274	(10,175)
Trading Assets	8,717,193	6,921,502	1,795,690
Receivables - Unsettled Trades	193,080	145,887	47,193
Operating Investment Securities	46,279	40,926	5,352
Receivables Related to Margin Transactions	28,112	34,802	(6,690)
Collateralized Short-Term Financing Agreements-Receivable	4,922,783	4,707,548	215,234
Advances Paid	258	94	163
Securities: Fail to Deliver	29,548	32,415	(2,866)
Short-Term Loans Receivable	48,625	47,983	642
Other Current Assets	835,233	700,334	134,899
Less: Allowance for Doubtful Accounts	(86)	(79)	(7)
Noncurrent Assets
Property and Equipment	18,358	18,742	(384)
Intangible Assets	67,351	68,497	(1,145)
Investments and Other Assets	312,246	304,034	8,212

Total Assets	¥16,151,859	¥13,969,227	¥2,182,632

Liabilities
Current Liabilities
Trading Liabilities	¥7,770,408	¥5,356,537	¥2,413,870
Payables Related to Margin Transactions	48,773	50,556	(1,782)
Collateralized Short-Term Financing Agreements-Payable	3,859,120	4,144,682	(285,561)
Deposits Received	457,147	425,452	31,694
Guarantee Deposits Received	299,013	425,613	(126,600)
Securities: Fail to Receive	2,296	7,083	(4,786)
Short-Term Borrowings	1,093,713	904,079	189,634
Commercial Paper	480,000	490,500	(10,500)
Bonds and Notes Due within One Year	180,961	148,768	32,193
Income Taxes Payable	1,706	2,515	(809)
Accrued Employees’ Bonuses	4,215	25,379	(21,164)
Provision for Variable Compensation	511	411	100
Other Current Liabilities	34,442	46,970	(12,527)
Noncurrent Liabilities
Bonds and Notes	761,519	753,870	7,649
Long-Term Borrowings	593,400	580,000	13,400
Provision for Retirement Benefits	21,642	22,579	(936)
Reserve for Loss of Transfer	1,159	1,541	(382)
Other Noncurrent Liabilities	4,125	3,769	356
Statutory Reserves
Reserve for Financial Instruments Transaction Liabilities	3,131	3,132	(1)

Total Liabilities	15,617,287	13,393,441	2,223,846

Net Assets
Common Stock	125,167	125,167	—
Capital Surplus	381,649	381,649	—
Additional Paid - in Capital	285,831	285,831	—
Other Capital Surplus	95,817	95,817	—
Retained Earnings	386,873	425,554	(38,680)
Other Retained Earnings	386,873	425,554	(38,680)
Retained Earnings Brought Forward	386,873	425,554	(38,680)
Treasury Stock	(369,999)	(369,999)	—

Total Shareholders’ Equity	523,690	562,371	(38,680)

Net Unrealized Gains on (Operating) Investment Securities, net of Tax	20,601	23,193	(2,591)
Net Deferred Gains or Losses on Hedges, net of Tax	(9,720)	(9,778)	57

Total Valuation and Translation Adjustments	10,881	13,415	(2,533)

Total Net Assets	534,571	575,786	(41,214)

Total Liabilities and Net Assets	¥16,151,859	¥13,969,227	¥2,182,632

2-18

Mizuho Securities Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME (selected items)

OF MIZUHO SECURITIES

	Millions of yen
	For the three months ended June 30, 2022 (A)	For the three months ended June 30, 2021 (B)	Change (A) - (B)
Operating Revenues	¥81,977	¥92,363	¥(10,386)
Commissions	32,563	46,903	(14,340)
Net Gain on Trading	26,704	31,969	(5,264)
Net Gain on Operating Investment Securities	431	22	409
Interest and Dividend Income	22,278	13,468	8,809

Interest Expenses	18,521	8,981	9,540

Net Operating Revenues	63,455	83,382	(19,926)

Selling, General and Administrative Expenses	55,118	62,203	(7,084)
Transaction-Related Expenses	14,359	17,702	(3,343)
Personnel Expenses	19,492	23,157	(3,664)
Real Estate Expenses	5,633	5,126	506
Administrative Expenses	10,106	9,460	646
Depreciation and Amortization	3,350	4,781	(1,431)
Taxes and Dues	1,418	1,278	139
Provision of Allowance for Doubtful Accounts	78	(15)	93
Other	679	711	(32)

Operating Income	8,337	21,179	(12,842)

Non-Operating Income	864	1,271	(407)
Non-Operating Expenses	35	3	31

Ordinary Income	9,165	22,447	(13,281)

Extraordinary Gain	61	30	31

Extraordinary Loss	2,275	972	1,303

Income before Income Taxes	6,952	21,505	(14,552)
Income Taxes:
Current	(2,125)	423	(2,548)
Deferred	(7,225)	3,999	(11,225)

Net Income	¥16,302	¥17,081	¥(779)

2-19